UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 28, 2004

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________

Form 20-F Form -40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about the Board of Directors of the society.
  A filing indicated in (1) in Spanish.

SANTIAGO, April 27, 2004

DA.046/04

Mr.

Alejandro Ferreiro Y.

Securities and Insurance Superintendent

Chilean Securities and Insurance Superintendence

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

In compliance with the ninth section and second clause of the tenth section of Law number 18.045, and General Regulation number 30 issued by the Chilean Securities and Insurance Superintendence, enclosed I send you a report of certain relevant events about the company and the public offering.

Sincerely yours,

s/Joaquin Abbott Galaz - s/Claudia Quezada Romero

Joaquin Abbott Galaz - Claudia Quezada Romero

Supermercados Unimarc S.A.

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

ESSENTIAL FACT

SUPERMERCADOS UNIMARC S.A.

Inscription Registers of Values No. 447

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2004, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

  Mr. Cristian Rosselot Mora
  Mr. Francisco Javier Errazuriz Ovalle
  Mr. Eduardo Viada Aretxabala
  Mr. Victor Hugo Cantillano Vergara
  Mr. Elias Errazuriz Errazuriz
  Mr. Ramon Mendez Cifuentes
  Mr. Juan Enrique Barriga Ugarte

SANTIAGO, 27 de Abril de 2004

DA.046/04

Señor

Alejandro Ferreiro Y.

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

En virtud de lo establecido en el articulo noveno e inciso segundo del articulo 10 de la Ley 18.045, y de conformidad a lo señalado en la Norma de Caracter General Nro. 30, acompano la informacion de ciertos hechos que a criterio de esta compania, reviste el caracter de esencial o relevante respecto de la sociedad y sus valores de oferta publica.

Saluda atentamente a usted,

________________________________________________________

JOAQUIN ABBOTT GALAZ CLAUDIA QUEZADA ROMERO

pp. Supermercados Unimarc S.A.

Inc.: Lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

HECHO ESENCIAL

SUPERMERCADOS UNIMARC S.A.

De conformidad a lo establecido en el articulo 9 y 10 de la ley 18.045, comunico el siguiente hecho esencial respecto de la sociedad.

En Junta General Ordinaria de Accionistas de Supermercados Unimarc S.A., celebrada con fecha 26 de Abril de 2004, ha quedado conformado el Directorio de la compañia por las siguientes personas:

- Sr. Cristian Rosselot Mora

- Sr. Francisco Javier Errazuriz Ovalle

  Sr. Eduardo Viada Aretxabala
  Sr. Victor Hugo Cantillano Vergara
  Sr. Elias Errazuriz Errazuriz
  Sr. Ramon Mendez Cifuentes
  Sr. Juan Enrique Barriga Ugarte